ZAMEE CORP.

Residencia Perla Marina, Villa #4, Cabarete, Dominican Republic 57000

Tel. (702) 780-6677, E-mail: info@zameecorp.com

April 5, 2019

Mr. Michael Foland,

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Zamee Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed February 27, 2019

       File No. 333-229227

Dear Mr. Michael Foland:

Zamee Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated March 19, 2019 (the "Comment Letter"), with reference to the Company's Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on February 27, 2019.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1. We continue to believe that you appear to be a shell company as defined in Rule 405 under the Securities Act of 1933. In this regard,

we note that you have had no operating revenues since inception on February 17, 2017,

and your assets consist only of cash. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Our response:  We have amended our disclosure in accordance with the comments of the commission.

Please direct any further comments or questions you may have to the company at info@zameecorp.com.

Thank you.

Sincerely,

/S/ Alina Tarasova

Alina Tarasova, President